SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended July 31, 2009	Commission File Number 0-14884

SAND TECHNOLOGY INC.

(Translation of registrant’s name in English)

215 Redfern, Suite 410

Westmount, Quebec, Canada H3Z 3L5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       N/A .

Sand Technology Inc. (the “Company”) incorporates this Form 6-K Report by reference into the Prospectus contained in the Company’s Registration Statement on Form F-3 (333-51014).

Media	North America,	German/Central European Press	Investor Relations
Linda Arens	UK/ Western European Press	Maike Thiessen	de Jong & Associates
SAND Technology	Linda Arens	SAND Technology GmbH	sndt@dejong.org
pr@sand.com	SAND Technology	maike.thiessen@sand.com	+1 760 943-9065
+1 650 726-7539	+1 650 726-7539	+49 40 (0) 32005 836

SAND Technology Announces Third Quarter Results for Fiscal 2009

Montreal, June 29, 2009: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a net income for the three-month period ended April 30, 2009 of $300,697 on revenues of $2,371,632 compared with a net income of $8,441 on revenues of $1,905,984 for the third quarter of fiscal year 2008. All figures are in Canadian dollars.

“We are very pleased with our results for the quarter,” notes Arthur Ritchie, President and CEO of SAND Technology. “Despite the difficult global economy, we have reached new customers as well as expanded our presence within our existing customer base and our software solutions and consulting services continue to demonstrate how to achieve a positive return on investment in these difficult times. We have worked diligently over the last three quarters to improve our operating efficiencies. However, given the tough macroeconomic environment, we are still challenged by customers that are experiencing capital and credit restrictions.”

“We are seeing increased interest for our solutions and given the value proposition of our products and services, we believe that it is only a matter of time that customers may not be able to delay purchasing decisions. We believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths will prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors.”

About SAND Technology

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved “Certified for SAP NetWeaver” status and SAND Nearline Integration Controller has achieved “Powered by SAP NetWeaver” status.

www.sand.com

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Certain statements contained in this press release are “forward looking statements” within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act.  The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND’s current Annual Report and SAND’s reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following data expressed in Canadian dollars are derived from the Financial Statements for the three month period ended April 30, 2009, and 2008. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars in thousands (000’s) except for Per Share Data.

	Three months	Three months
	ended April 30,	ended April 30,
Results of Operations	2009	2008

Net Sales	$2,371,632	$1,905,984
Cost of Sales and Product Support	$349,592	$333,900
Research and Development Costs	$509,741	$355,133
Selling, General and Administrative Expenses	$1,106,267	$1,105,980
Amortization	$15,136	$46,147
Operating Income (Loss)	$390,896	$64,824

Other Income (Expenses)	$(90,199)	$(56,383)

Net Income (Loss)	$300,697	$8,441

	April 30,	July 31,
Financial Position as at	2009	2008
Working Capital (a)	$(206)	$85
Total Assets	$2,972	$2,803
Total Liabilities	$4,992	$4,063
Shareholders’ Equity (Deficiency)	$(2,020)	$(1,260)

Earnings (Loss) per Share	$0.02	$(0.02)
Weighted Average Number of Shares outstanding during each period (000’s)	14,318	14,318

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.

Management’s Discussion and Analysis

SAND Technology Inc.

Management’s Discussion & Analysis

Quarterly Report

Third Quarter Ended April 30, 2009

This Management’s Discussion and Analysis should be read in conjunction with the attached April 30, 2009 unaudited consolidated balance sheet, consolidated statements of operations, comprehensive income and deficit, consolidated statement of cash flows and related notes to the condensed consolidated financial statements. Readers should refer to SAND Technology Inc’s (SAND) 2008 Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 4 to 40 of SAND’s 2008 Annual Report.

Certain statements contained in this discussion are “forward-looking statements” within the meaning of the United States Securities Act of 1933, of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act.  The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “guidance,” “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions. All forward-looking statements included in this discussion are based on current expectations and on information available to the Corporation on June 23, 2009. For a more detailed discussion of these risks and uncertainties and other business risks, see “Risk factors that may affect future results” below and the Corporation’s reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

All figures given in this discussion are in Canadian dollars unless otherwise noted. SAND reports its unaudited consolidated financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP).

A. PROFILE & STRATEGY

Corporation Profile and Overall Performance

Corporation Overview

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved “Certified for SAP NetWeaver” status and SAND Nearline Integration Controller has achieved “Powered by SAP NetWeaver” status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

Overall Performance

On a positive note, our sales for the nine month period ended April 30, 2009, were higher than same period last year as expected, as customers finally executed the contracts that were delayed in prior quarters. However, customers continue to restrict their ordering patterns to place orders only to satisfy short term demand. Overall, given that a portion of our revenues are from maintenance services and our increasing focus on providing professional services, we are partly insulated from the reduction in sales of software licenses.

a)     Financial Condition

The overall financial condition of the Corporation strengthened as at April 30, 2009. Total assets increased by 6% from $2,803,032 as at July 31, 2008 to $2,971,842 as at April 30, 2009, mostly due to the increase in the accounts receivable balance. There was a reduction in capital assets due to amortization of those assets. Total liabilities increased by 23% from $4,063,491 as at July 31, 2008 to $4,991,577 at April 30, 2009, mostly due to the increase in the loan by a shareholder and deferred revenue. The additional financing obtained, through the shareholder, was expected in order to fund operations.

b)     Results of Operations

Our net loss for the nine month period ended April 30, 2009 was $816,569 compared to our net loss of $787,822 for the same period last year. The increase in net loss is mainly driven by the amortization charge for the debt component of convertible debentures discount.

Our net income in the third quarter of fiscal 2009 was $303,697, compared to our net income in the third quarter of fiscal 2008 of $8,441. Overall the positive impact is due to the increase in revenue of 24%. We achieved revenue of $2,371,632 in the third quarter of fiscal 2009, compared to $1,905,984 in the third quarter of fiscal 2008. SAND sold additional solutions to three existing customers and additional consulting to customers in the third quarter of fiscal 2009. Even though, two maintenance contracts that ended in the second quarter were not renewed, the maintenance stream on a new contract closed in the last quarter commenced. Compared to the third quarter of fiscal 2008, SAND sold its solutions to one new customer and additional high value solutions to an existing customer and SAND did not lose any maintenance contracts. Although, the global financial crisis and worsening economic outlook caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the third quarter of fiscal 2009. However, the orders were not as large as expected as customers were more interested in purchasing pay-as-you-go rather than a whole solution - another trend observed due to the economic slow down. In North America, there was an increase in revenue of 7% and in Europe there was an increase in revenue of 32%.

c)     Cash Flows

Our cash for the nine months ended April 30, 2009 was $773,876 compared to our cash at the same period last year of $1,434,056. The difference is mainly due to issuance of convertible debentures for cash proceeds of $1,009,819 in April 2008. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise additional funds through private placements or the market except through an increase in loans from a major shareholder. Another impact of the current global financial situation is that customers are reducing their internal budgets to spend in order to conserve the cash and if they do, they will want longer payment terms.

The Corporation believes that its current cash may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation’s operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation’s existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

Strategy and Markets

Vision and Strategy

Since July 31, 2008, there were no significant changes to our Vision and Strategy. Please refer to our 2008 Annual Report for more details.

Developments for the three-month period ended April 30, 2009

Since July 31, 2008, there were no significant developments made to our products.

B. KEY RESOURCES

CASH AND FINANCING

Liquidity

SAND’s business is financed through cash flows from operations, borrowing from shareholders, and the issuance of debt. The following table illustrates the main activities for the three and nine month periods ended April 30, 2009 and 2008.

				9 months
	3 months	3 months		ended	9 months
	ended April	ended April		April 30,	ended April
	30, 2009	30, 2008	Change	2009	30, 2008	Change

Cash flows from operating activities	$344,907	$325,755	$19,152	$(603,081)	$(346,932)	$(256,149)
Cash flows from investing activities	$0	$(2,073)	$2,073	$(17,294)	$(5,593)	$(11,701)
Cash flows from financing activities	$120,847	$1,047,731	$(926,884)	$618,808	$1,455,870	($837,062)

Cash from operating activities

The cash provided by continuing operations was $344,907 during the three-month period ended April 30, 2009, including $340,346 in operating income and a net change in working capital of $4,561. This result compared with the cash generated by continuing operations in the same quarter last year of $325,755 including $47,254 in operating income and a net change in working capital of $278,501. The increase in cash flows from operating activities is mainly driven by the increase in sales activity.

Year-to-date, cash was used by the continuing operations in the amount of $603,081 versus last year cash used was $346,932. The increase in cash used is mainly driven by net losses incurred, the net increase in billings and increase in deferred revenue and thus no cash received, and the decrease in accounts payable and thus cash paid out.

Cash from investing activities

Capital expenditures for the three-month period ended January 31, 2009 were nil, compared to $2,073 for the same quarter last year. The Corporation does not anticipate any significant further capital expenditures for the remaining fiscal year.

Year-to-date, cash used for capital expenditures was $17,294 versus last year cash used was $5,593. The increase in cash used is mainly driven by the requirements to update some of the computer equipment.

Cash from financing activities

The cash provided through financing for the three-month period ended April 30, 2009, was $120,847 versus $1,047,731 in the same period last year. The difference is mainly due to the issuance of convertible debentures in the month of April 2008. As well, in the third quarter of 2009, an additional amount of $105,657 was accrued for the President and Chief Executive Officer of the Corporation in lieu of his employment contract including interest on his deferred compensation as well as his shareholder loans. In the same quarter last year, only $37,912 was accrued.

Year-to-date, cash provided by financing was $618,808 versus last year cash provided was $1,455,870. The current year’s financing came from the loans from shareholders and in the prior year, a portion of the financing was also driven by the issuance of convertible debentures.

The following table provides a summary of the contractual commitments for the next five years (there are no contractual commitments after 2011).

$

2009	283,260
2010	244,314
2011	162,876
690,450

Transactions with Related Parties

There are three types of loans that are due to a major shareholder who is also the President and the Chief Executive Officer.

i.              During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, maximum of $250,000 of funds is available. As at April 30, 2009, an amount of $231,376 was outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

ii.             During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, the maximum of $400,000 of funds is available. As at April 30, 2009, an amount of $93,568 was outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

iii.            Based on another agreement formalized in 2007, the Corporation received a loan from a significant shareholder who is also the President and Chief Executive Officer. The loan originated from amounts owed by the Corporation to the shareholder by virtue of his employment contracts. As at April 30, 2009, an amount of $1,470,995 was outstanding and repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

iv.            In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class “A” common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

The proceeds from the loan are being used to cover general expenses incurred by SAND.

Outstanding Share Data

Since July 31, 2008, there have been no significant changes to the Corporation’s outstanding shares. Please refer to the 2008 Annual Report for more details.

C. PERFORMANCE ANALYSIS

RESULTS OF OPERATIONS

I. Revenue — Total and Variation

The following table provides a summary of the revenue growth for the three and nine month periods ended April 30, 2009 and 2008,

	3 months	3 months	9 months	9 months
	ended April	ended April	ended April	ended April
Revenue - Total and Variation	30, 2009	30, 2008	30, 2009	30, 2008
Revenue
Revenue	$2,371,632	$1,905,984	$5,342,944	$5,110,430
Variation increase (decrease) in revenue	24%	22%	5%	4%

Our sales in the third quarter of fiscal 2009 were $2,371,632, an increase of 24% from sales of $1,905,984 in third quarter of fiscal 2008. The increase is mainly due to the increase in sales to existing customers in the form of software licenses and consulting services. Although, the global financial crisis and worsening economic outlook caused customers to reduce their budgets and hence reduce or delay orders and conserve cash, some of these delayed orders were finally executed in the third quarter of fiscal 2009.

Year-to-date, our sales were comparable to the sales generated in the same period last year. The slight increase of 5% is due to the increase in consulting assignments sold.

II. Revenue — Segment and Variation

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three and nine month periods ended April 30, 2009 and 2008,

	North America		Europe		North America		Europe
	3 months	3 months	3 months	3 months	9 months	9 months	9 months	9 months
	ended April	ended April	ended April	ended April	ended April	ended April	ended April	ended April
Revenue - Segment and Variation	30, 2009	30, 2008	30, 2009	30, 2008	30, 2009	30, 2008	30, 2009	30, 2008
Revenue
Revenue	$622,289	$579,067	$1,749,343	$1,326,917	$1,873,681	$1,819,382	$3,469,263	$3,291,048
Variation increase (decrease) in revenue	7%	7%	32%	31%	3%	24%	5%	(4)%

a)              North America

Our sales in North America were $622,289 in the third quarter of fiscal 2009, an increase of 7% from sales of $579,067 in the third quarter of fiscal 2008. The increase is mainly due to the additional consulting that was sold to existing customers.

Year-to-date, our sales were comparable to the sales generated in the same period last year.

b)              Europe

In Europe, sales were $1,749,343 in the third quarter of fiscal 2009, an increase of 32% from sales of $1,326,917 in the third quarter of fiscal 2008. The increase is mainly due to the increase in software solutions sold to existing customers.

Year-to-date, our sales were comparable to the sales generated in the same period last year. The slight increase in sales of 5% is due to the increase in the number of software licenses and consulting assignments sold.

III. Operating Expenses

The following table provides a summary of the operating expenses for the three and nine month periods ended April 31, 2009 and 2008,

	3 months	3 months	As a % of	As a % of	9 months	9 months	As a % of	As a % of
	ended April	ended April	Q3-09	Q3-08	ended April	ended April	2009 YTD	2008 YTD
	30, 2009	30, 2008	revenue	revenue	30, 2009	30, 2008	revenue	revenue
Cost of sales and product support	349,592	333,900	15%	18%	1,076,612	1,133,254	20%	22%
Variation increase (decrease) in cost of sales and product support	5%	(16)%			(5)%	(13)%
Research and development, net	509,741	355,133	21%	19%	1,536,452	1,445,812	29%	28%
Variation increase (decrease) in research and development	44%	(41)%			6%	(18)%
Amortization of capital assets and other assets	15,136	46,147	1%	2%	48,525	141,905	1%	3%
Selling, general and administrative expenses	1,106,267	1,105,980	47%	58%	3,284,281	3,025,993	61%	59%
Variation increase (decrease) in selling, general and administrative expenses	0.03%	(10)%			8.54%	(19)%

a)              Cost of Sales and Product Support

Cost of sales and product support consists mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

Our cost of sales remained fairly stable with an increase of 5% this quarter as compared to the same quarter last year. The increase is due mainly to the addition of a solutions architect in Germany in September of 2008, to support the increased sales activity in that region.

Year-to-date, our cost of sales were comparable to the cost of sales in the same period last year. The slight decrease in cost of sales by 5% is due to the positive impact of the cost cutting measures that were undertaken to better control costs.

b)              Research and Development

Research and development (R&D) expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Our R&D expenses appear to have increased by 44% this quarter as compared to the same quarter in 2008. However, in the third quarter of 2008, a R&D tax credit in the amount of $166,874 was received and recorded against the R&D expenses. If the third quarter of 2008 R&D expenses were adjusted to compare with the third quarter of 2009, there is an increase in R&D expenses by 5% instead of an increase of 44%. The slight increase is due to the accrual for compensation. Thus, the R&D expenses have remained fairly stable. The stability of the expenses is a reflection of the maturity of SAND/DNA Analytics and SAND/DNA Access products.

Year-to-date, our R&D expenses were comparable to the R&D expenses in the same period last year. The slight increase in R&D expenses of 6% is due to the full impact of the R&D tax credit accounted for in the nine month period in 2008.

c)              Amortization of Capital Assets and Other Assets

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

Our amortization was $15,136 in the third quarter of fiscal 2009, a decrease of 67% from amortization of $46,147 in the third quarter of fiscal 2008. The reduction is due to the full amortization of the other assets by the end of fiscal 2008.

Year-to-date, our amortization was much lower than in the same period last year due to the full amortization of other assets by the end of the last fiscal year.

d)              Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

Our SG&A expenses remained fairly stable with an increase of 0.03% this quarter as compared to the same quarter last year. There was a reduction in the workforce at the end of the third quarter of 2008; however, in the third quarter of 2009, the reduction was mainly compensated by an increase in expenses due to accrual of commissions earned in Germany based on increased sales activity.

Year-to-date, our SG&A expenses were higher than the SG&A expenses in the same period last year by 8% due to the expenses incurred during the first quarter of 2009 on marketing events and one-time expenses and overall foreign exchange loss.

IV. Net Earnings (Loss) — Total and Variation

The following table provides a summary of the net income for the three and nine month periods ended April 30, 2009 and 2008,

	3 months	3 months	9 months	9 months
	ended April	ended April	ended April	ended April
Net earnings (loss) - Total and Variation	30, 2009	30, 2008	30, 2009	30, 2008
Profitability
Net earnings (loss)	$300,697	$8,441	$(816,569)	$(787,822)
Variation increase (decrease) in net earnings (loss)	3462%	(101)%	4%	(62)%

We incurred a net income of $300,697 in the third quarter of 2009 as compared to a net income of $8,441 in the same quarter last year. The increase in net income is mainly driven by the increase in sales in the form of software licenses and consulting services.

Year-to-date, we incurred a net loss that was comparable to the net loss incurred in the same period last year. There was a slight increase in net loss by 4% mostly due to the amortization charge on the debt component of the convertible debentures discount.

V. Net Earnings (Loss) — Segment and Variation

The following table provides a summary of net income (loss) by geographical segments for the three and nine month periods ended April 30, 2009 and 2008,

	North America		Europe		North America		Europe
	3 months	3 months	3 months	3 months	9 months	9 months	9 months	9 months
	ended April	ended April	ended April	ended April	ended April	ended April	ended April	ended April
Net earnings (loss) - Segment and Variation	30, 2009	30, 2008	30, 2009	30, 2008	30, 2009	30, 2008	30, 2009	30, 2008
Profitability
Net earnings (loss)	$(832,018)	$(244,366)	$1,132,715	$252,807	$(1,854,438)	$(1,547,390)	$1,037,869	$759,568
Variation increase (decrease) in net earnings (loss)	240%	(78)%	348%	(26)%	20%	(41)%	37%	42%

a)              North America

In North America, net loss was $832,018 in the third quarter of fiscal 2009, an increase of 240% from net loss of $244,366 in the third quarter of fiscal 2008. However, if the third quarter of 2008 net income was adjusted for the R&D tax credit received to compare with the third quarter of 2009, there is an increase in net loss by 124%. The increase in net loss is mainly driven by the large swing in foreign exchange within the quarter, increase in interest on the amounts due to the shareholder and higher quarterly accruals.

Year-to-date, we incurred a higher net loss compared to the net loss in the same period last year by 20%. The increase in net loss is mainly driven by the foreign exchange loss, increase in interest on the amounts due to the shareholders and higher quarterly accruals.

b)              Europe

In Europe, net income was $1,132,715 in the third quarter of fiscal 2009, an increase of 348% from net income of $252,807 in the third quarter of fiscal 2008. The increase in net earnings is mainly driven by the increase in sales and the overall reduction in payroll.

Year-to-date, we incurred a higher net income compared to the net income in the same period last year by 37%. The increase in net income is mainly driven by the increase in sales activity.

SUMMARY OF QUARTERLY RESULTS

The following table shows selected consolidated financial data of SAND for the eight most recently completed quarters. The information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07
Revenue
Revenue	$2,371,632	$1,747,384	$1,223,928	$1,888,042	$1,905,984	$1,419,521	$1,784,925	$1,837,068
Quarter-over-quarter revenue growth (reduction)	36%	43%	(35)%	(1)%	34%	(20)%	(3)%	18%
Cost of sales and product support	$349,592	$405,632	$321,388	336,960	333,900	387,191	412,164	$368,019
Gross margin	85%	77%	74%	82%	82%	73%	77%	80%
Total Research and development, amortiztion of capital assets, and selling, general and administrative expenses and net interest income or expense	$1,721,343	$1,432,983	$1,892,390	$2,035,210	$1,563,643	$1,523,673	$1,677,681	$1,916,506
Profitability
Net earnings (loss)	$300,697	$(127,415)	$(989,850)	$(484,128)	$8,441	$(491,343)	$(304,920)	$(447,457)
Basic and diluted earnings (loss) per share	$0.02	$(0.01)	$(0.07)	$(0.03)	$0.00	$(0.03)	$(0.02)	$(0.03)
Quarter-over-quarter decrease (increase) in
net earnings (loss)	336%	87%	(104)%	5835%	102%	(61)%	32%	41%
Net margin	13%	(7)%	(81)%	(26)%	0%	(35)%	(17)%	(24)%
Weighted average number of shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	14,318,189	13,094,288

CRITICAL ACCOUNTING POLICIES

The Corporation’s significant accounting policies are described in Note 3 to the July 31, 2008 audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

Changes in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Sections, which were effective for interim periods beginning on or after August 1, 2008,

Financial instrument — disclosures

CICA Handbook Section 3862, “Financial instruments — disclosures”, describes the required disclosures for the assessment of the significance of financial instruments for a company’s financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, “Financial instruments — presentation” replaced Section 3861 “Financial instruments — disclosure and presentation”.

Financial instrument — presentation

CICA Handbook Section 3863, “Financial instruments — presentation”, establishes standards for the presentation of financial instruments and non-financial derivatives.

Capital disclosures

CICA Handbook Section 1535, “Capital disclosures”, establishes standards for disclosing information about a company’s capital and how it is managed. It describes the disclosure of the company’s objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 to the consolidated financial statements for the quarter ended April 30, 2009.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Since July 31, 2008, there were no significant changes to the Corporation’s use of financial instruments.

D. OUTLOOK

The outlook for the future remains relatively uncertain due to the tough worldwide financial crisis and its impact on demand for goods and services. Looking forward we see that the environment is more challenging than we previously anticipated and customers have adopted a more cautious attitude to place orders due to the uncertainty related to the current global economic situation.

While we are concerned about uncertainties in the macro-economic environment, we believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors.

We will continue to focus on making necessary investments to take advantage of this opportunity and grow our sales. We will closely continue to monitor our cash needs. The financial environment does not appear to be conducive to raising additional capital. We do not plan on spending any significant amounts on capital assets.

E. RISKS

Since July 31, 2008, there have been no significant changes to the risks and uncertainties that could affect the Corporation’s ability to achieve its growth objectives and raise additional capital. Please refer to the 2008 Annual Report for more details.

F. CONTROLS AND PROCEDURES

No changes have been made to our internal controls over financial reporting during the quarter ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

The unaudited interim consolidated financial statements of SAND Technology Inc. for the three and nine month periods ended April 30, 2009 have not been reviewed by the Corporation’s external auditors.

SAND Technology Inc.

Quarterly Report

Third Quarter Ended April 30, 2009

SAND Technology Inc.

Consolidated Balance Sheets

(In Canadian dollars, unless otherwise noted)

	As at April 30,	As at July 31,
	2009	2008
	$	$
	(unaudited)	(audited)
ASSETS
Current assets
Cash	773,876	775,443
Accounts receivable	1,876,313	1,573,867
Unbilled receivable	107,199	245,184
Prepaid expenses	123,370	86,224
	2,880,758	2,680,718
Capital assets (Note 4)	91,084	122,314
	2,971,842	2,803,032

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,200,347	1,327,575
Deferred revenue	1,535,427	1,111,640
Due to shareholders (Note 5)	1,886,509	1,267,701
	4,622,283	3,706,916
Long-term liabilities
Deferred credits	56,230	78,232
Convertible debentures (Note 6)	313,064	278,343
	4,991,577	4,063,491

SHAREHOLDERS’ DEFICIENCY
Share Capital (Note 7)
Authorized
An unlimited number of class “A” common shares, without par value
Issued
14,318,189 class “A” common shares	38,530,441	38,530,441
Equity component of convertible debentures (Notes 6, 7)	446,027	446,027
Contributed surplus (Note 7b)	809,817	752,525
Deficit	(41,806,020)	(40,989,452)
	(2,019,735)	(1,260,459)
	2,971,842	2,803,032
Basis of presentation (Note 2)
Commitments (Note 8)

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.

Consolidated Operations, Comprehensive Income (Loss) and Deficit

(In Canadian dollars, unless otherwise noted)

(unaudited)

	Three months	Three months	Nine months	Nine months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2009	2008	2009	2008
	$	$	$	$
Revenue	2,371,632	1,905,984	5,342,944	5,110,430
Operating expenses
Cost of sales and product support	349,592	333,900	1,076,612	1,133,254
Research and development costs, net	509,741	355,133	1,536,452	1,445,812
Amortization of capital assets and other assets (Note 4)	15,136	46,147	48,525	141,905
Selling, general and administrative expenses	1,106,267	1,105,980	3,284,281	3,025,993
	1,980,736	1,841,160	5,945,870	5,746,964
Income (loss) from operations	390,896	64,824	(602,926)	(636,534)
Interest expenses
Amortization of the debt component of the convertible debentures discount (Note 6)	(11,970)	—	(34,722)	—
Interest expense - due to shareholders	(75,960)	(54,160)	(173,585)	(145,388)
Interest expense - other	(2,269)	(2,223)	(5,336)	(5,900)
Net income (loss) and comprehensive income (loss)	300,697	8,441	(816,569)	(787,822)

Deficit, beginning of period	(42,106,717)	(40,513,765)	(40,989,452)	(39,717,502)
Deficit, end of period	(41,806,020)	(40,505,324)	(41,806,021)	(40,505,324)

Basic and diluted earnings (loss) per share (Note 7)	0.02	0.00	(0.06)	(0.07)

Basic and diluted weighted average number of common shares outstanding	14,318,189	14,318,189	14,318,189	14,318,189

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.

Consolidated Cash Flows

(In Canadian dollars, unless otherwise stated)

(unaudited)

	Three months	Three months	Nine months	Nine months
	ended April 30,	ended April 30,	ended April 30,	ended April 30,
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net income (loss)	300,697	8,441	(816,569)	(787,822)
Non-cash items
Amortization of capital assets and other assets	15,136	46,147	48,525	141,905
Stock-based compensation	19,877	—	57,292	—
Amortization of the debt component of the convertible debentures discount	11,970	—	34,721	—
Amortization of deferred credits	(7,334)	(7,334)	(22,002)	(22,002)
Changes in working capital items
Accounts receivable	(438,946)	299,233	(302,446)	214,130
Unbilled receivable	106,932	(245,184)	137,985	(245,184)
Prepaid expenses	16,144	59,669	(37,146)	30,445
Accounts payable and accrued liabilities	8,062	50,343	(127,228)	126,179
Deferred revenue	312,369	114,440	423,787	195,417
Cash flow from operating activities (a)	344,907	325,755	(603,081)	(346,932)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from investing activities	—	(2,073)	(17,294)	(5,593)

FINANCING ACTIVITIES
Due to shareholder	120,847	37,912	618,808	446,051
Convertible debentures issuance	—	1,009,819	—	1,009,819
Cash flow from financing activities	120,847	1,047,731	618,808	1,455,870

Net increase (decrease) in cash	465,754	1,371,413	(1,567)	1,103,345
Cash, beginning of year	308,122	62,643	775,443	330,711
Cash, end of year	773,876	1,434,056	773,876	1,434,056

(a) Additional information Interest paid	2,269	56,383	5,336	151,288

See notes to the unaudited interim consolidated financial statements

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

1. NATURE OF OPERATIONS

SAND Technology Inc. and subsidiaries (the “Corporation”) is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation’s ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation’s activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon validity of this assumption. If the going concern assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3. ACCOUNTING POLICIES

The interim consolidated financial statements for the three and nine month periods ended April 30, 2009 and 2008 are unaudited, and have been prepared in accordance with Canadian GAAP applicable to interim consolidated financial statements. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Corporation’s most recent audited annual consolidated financial statements as at and for the year ended July 31, 2008.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

Changes in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) issued the following new Handbook Sections, which are effective for the Corporation for interim periods beginning on or after August 1, 2008,

Financial instrument — disclosures

CICA Handbook Section 3862, “Financial instruments — disclosures”, describes the required disclosures for the assessment of the significance of financial instruments for a company’s financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, “Financial instruments — presentation” replaced Section 3861 “Financial instruments — disclosure and presentation”.

Financial instrument — presentation

CICA Handbook Section 3863, “Financial instruments — presentation”, establishes standards for the presentation of financial instruments and non-financial derivatives.

Capital disclosures

CICA Handbook Section 1535, “Capital disclosures”, establishes standards for disclosing information about a company’s capital and how it is managed. It describes the disclosure of the company’s objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 Financial and Capital Management.

4. CAPITAL ASSETS

	April 30, 2009		July 31, 2008
		Accumulated
	Cost	amortization	Net Book Value	Net Book Value
	$	$	$	$
Furniture and equipment	322,463	322,463	—	1,881
Computer equipment	660,560	622,831	37,729	45,008
Leasehold improvements	287,610	234,255	53,355	75,425
	1,270,633	1,179,549	91,084	122,314

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

5. DUE TO SHAREHOLDER

During the fiscal year 2009, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, a maximum of $250,000 of funds is available. As at April 30, 2009, an amount of $231,376 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, maximum of $400,000 of funds is available. As at April 30, 2009, an amount of $93,568 is outstanding and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

Based on another agreement formalized in 2007, the Corporation received a loan from a significant shareholder who is also the President and Chief Executive Officer. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts. As at April 30, 2009, an amount of $1,470,995 was outstanding and repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class “A” common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in Note 6. The parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each C$2 paid to the debenture holders, the Corporation shall remit C$1 to the principal shareholder as repayment for the sums representing the principal amount only.

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

6. CONVERTIBLE DEBENTURES

On April 18th 2008, the Corporation issued secured convertible debentures (“Convertible Debentures”) on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for a total of 1,114 units. Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above US$1.50 for sixty consecutive trading days and convertible at the option of the holder into class “A” common shares at US$0.45 per share, and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of US$0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above US$1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation’s property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement are being used to increase marketing and advertising capital needs and expansion.

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which has been separately presented in the consolidated balance sheet.

The liability component of the Convertible Debentures is calculated using the present value of the expected future cash flows of principal and interest payments using a discount rate of 15%, which in management’s opinion, approximates an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The interest expense accrued for the debt component for the three months ended April 30, 2009 is $11,970 and for the nine months ended April 30, 2009 is $34,722 and has been included as part of interest expenses on the consolidated statement of operations and comprehensive income (loss) statement.

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

6. CONVERTIBLE DEBENTURES (continued)

The carrying amount of the equity component, at the issued date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity contains the fair value of the share warrants, conversion option and interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded in contributed surplus. The fair value of the warrants at the time the convertible debentures were issued was estimated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	—
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The remaining balance represents the fair value of the conversion option and interest payable in shares in the amount of $446,027. This amount was recorded as an equity component of the convertible debentures.

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

7. SHARE CAPITAL

a) Authorized

Unlimited number of Class “A” common shares without par value.

b) Warrants

The following table summarizes information about the Corporation’s share warrants described in Notes 5 and 6:

	Nine months ended April 30, 2009
	Number of warrants	Weighted average remaining life (years)	Weighted average exercise price
			US$
Outstanding and exercisable, beginning and end of period	1,967,061	1.7	0.65

	July 31, 2008
	Number of warrants	Weighted average remaining life (years)	Weighted average exercise price
			US$
Outstanding, beginning of year	853,061	2.8	0.58
Granted	1,114,000	2.7	0.70
Granted, outstanding and exercisable, end of year	1,967,061	2.3	0.65

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

7. SHARE CAPITAL (continued)

c) Share award plan

For the three and nine months ended April 30, 2009, an amount of $15,007 and $42,591 respectively were recorded as share based compensation expense. The share based compensation expense is included in selling, general and administrative expenses. The following table presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option-pricing model,

Dividend yield	—
Expected volatility (a)	90%
Risk-free interest rate (a)	4.0%
Expected life (a)	3 years
Vesting period	3 years
Number of common shares granted but not yet issued	407,500

(a) Weighted average assumption

d) Stock option plans

The Corporation has two stock option plans. The following table summarizes information about the Corporation’s stock options:

	Nine months ended
	April 30, 2009		July 31, 2008
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	(000s)	$ US	(000s)	$ US
Outstanding, beginning of period	556	0.98	1,169	1.52
Forfeited	—		(577)	1.92
Expired	(5)	6.50	(36)	1.92
Outstanding, end of period	551	0.98	556	1.03

Options exercisable, end of period	404	0.98	359	1.05

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

7. SHARE CAPITAL (continued)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as at April 30, 2009:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise
Range of exercise prices	Options	life (years)	price	options	price
	(000s)		(US$)	(000s)	(US$)
Less than US$1.00	160	7.22	0.69	160	0.69
US$1.00 to US$1.49	380	6.09	1.00	233	1.00
US$3.00 to US$3.99	5	8.65	4.00	5	4.00
US$5.00 to US$5.99	5	1.43	5.00	5	5.00
US$6.00 to US$6.99	1	0.68	6.31	1	6.31
	551	6.39	0.98	404	0.98

For the three and nine months ended April 30, 2009, an amount of $4,870 and $14,701 were recorded as stock-based compensation expense. The stock-based compensation expense is included in selling, general and administrative expenses. The following table presents the assumptions used to determine the stock-based compensation expense for the options granted during 2007 and 2006, using the Black-Scholes option-pricing model,

	2007	2006
Dividend yield	—	—
Expected volatility (a)	90%	90%
Risk-free interest rate (a)	4.0%	3.5%
Expected life (a)	7 years	7 years
Number of options granted	287,500	133,000

(a) Weighted average assumption

e)  Loss per share

Shares from the Share Award Plan, options and warrants described in Notes 5, 6 and 7 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

8. COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $690,450. The minimum payments due in each of the forthcoming years are as follows:

$
2009	283,260
2010	244,314
2011	162,876
690,450

9. SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both North America and Europe market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates their performance based on income (loss) before income taxes. Sales for each area are based on the location of the third party customer. All intercompany transactions between geographic areas have been eliminated.

As at and for the three months ended April 30,

	North America	Europe	Total
	$	$	$
2009
Revenue	622,289	1,749,343	2,371,632
Income (loss) before income taxes	(832,018)	1,132,715	300,697
Identifiable assets	1,036,477	1,935,365	2,971,842

2008
Revenue	579,067	1,326,917	1,905,984
Income (loss) before income taxes	(244,366)	252,807	8,441
Identifiable assets	1,605,600	1,719,190	3,324,790

As at and for the nine months ended April 30,

	North America	Europe	Total
	$	$	$
2009
Revenue	1,873,681	3,469,263	5,342,944
Income (loss) before income taxes	(1,854,438)	1,037,869	(816,569)
Identifiable assets	1,036,477	1,935,365	2,971,842

2008
Revenue	1,819,382	3,291,048	5,110,430
Income (loss) before income taxes	(1,547,390)	759,568	(787,822)
Identifiable assets	1,605,600	1,719,190	3,324,790

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

10. INCOME TAXES

There were no income taxes accrued during the three and nine month periods ended April 30, 2009.

11. FINANCIAL AND CAPITAL MANAGEMENT

Financial Management

Management’s objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

a) Interest rate risk

The Corporation is not exposed to interest rate risk.

b) Credit risk

Credit risk is the risk that the customer will be unable to pay amounts in full when due as well as the risk that there is a large amount due from a small number of customers. With respect to the risk that the customer is unable to pay, the Corporation sets up allowances for potential losses. However, since most of the customers are relatively large companies with a history of payment and all the accounts receivables are current and neither past due nor impaired, the allowance is not significant. With respect to the concentration of credit risk, the Corporation has accounts receivable from relatively large customers engaged in various industries. As well, the Corporation minimizes its exposure to credit risk by placing its cash with major banks. As such, management assesses the Corporation’s credit risk to be low.

c) Currency risk

The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation’s sensitivity to a 28% strengthening of the U.S. dollar, a 30% strengthening of the Pound Sterling and a 21% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive loss. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation’s currency risk to be high.

		UK Pound
	US Dollar	Sterling	Euro
	Impact	Impact	Impact

Net Income (loss) and comprehensive income	(7,993,332)	119,442	(1,314,119)

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

11. FINANCIAL AND CAPITAL MANAGEMENT (continued)

As at April 30, 2009 and July 31, 2008, the Corporation’s current assets and liabilities denominated in foreign currencies are as follows:

	April 30, 2009		July 31, 2008
	Current	Current	Current	Current
	assets	liabilities	assets	liabilities

U.S. Dollars	213,301	248,378	245,573	293,213
Pounds Sterling	474,438	511,503	1,436,050	1,143,269
Euros	1,433,439	1,028,103	791,303	825,074

d) Liquidity risk

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. SAND’s growth is financed through a combination of the cash flow from operations and raising additional capital through debt and equity. One of management’s primary goal is to ensure that is has the necessary funds to fulfill its obligations through active management of assets and liabilities as well as the cash flows by using budgets and cash estimates. As at April 30, 2009, there has been no significant change to the maturities of financial liabilities as disclosed in Notes 5 and 8, as such based on Note 2, management assesses the Corporation’s liquidity risk to be high.

Fair value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

The carrying value of all financial instruments is equivalent to fair value except as otherwise noted below,

a)              The fair value of the due to shareholder could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

b)             As at April 30, 2009, the fair value of the debt component of the convertible debentures, estimated by discounting expected cash flows is as follows,

	April 30, 2009		July 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Debt component of convertible debentures	313,064	520,746	278,343	278,343

SAND Technology Inc.

Notes to Consolidated Financial Statements

As at April 30, 2009 and 2008

(in Canadian dollars)

(unaudited)

11. FINANCIAL AND CAPITAL MANAGEMENT (continued)

Capital Management

The Corporation’s capital management objectives are to ensure the Corporation’s ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The capital structure of the Corporation consists of due to shareholders, convertible debentures, shareholders’ equity comprising of deficit and capital stock and cash. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

	April 30,	July 31,
	2009	2008
Due to shareholders	1,886,509	1,267,701
Convertible debentures	313,064	278,343
Total Debt	2,199,573	1,546,044
Less Cash	773,876	775,443
Net Debt	1,425,697	770,601

Shareholders’ deficiency
Share capital	38,530,441	38,530,441
Equity component of convertible debentures	446,027	446,027
Contributed surplus (Note 9b)	809,817	752,525
Deficit	(41,806,020)	(40,989,452)
	(2,019,735)	(1,260,459)

Adjusted Capital	(594,038)	(489,858)

12. COMPARATIVE FIGURES

Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAND TECHNOLOGY INC.

July 2, 2009	/s/ Arthur G. Ritchie
Arthur G. Ritchie
Chairman of the Board, President
and Chief Executive Officer